

27 May 2009

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 23 May 2009 and 26 May 2009 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

dlw 7/20


新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 17)


新世界百貨中國有限公司
New World Department Store China Limited
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 825)

CONTINUING CONNECTED TRANSACTIONS

On 22 May 2009, NWDS and NWD entered into:

(1) the Master Management Agreement regarding the provision of the Management Consultancy Services by the NWDS Group to the NWD Group relating to the NWD Store; and

(2) the Master Leasing Agreement regarding the leasing of various Premises by the NWDS Group from the NWD Group to be used for the NWDS Group's office, warehouse, car parks and department stores owned by the NWDS Group.

On the same day,

(1) NWDS and NWSH entered into the Master Services Agreement regarding the provision of the Services by the NWSH Group for the Stores; and

(2) NWDS and CTF Jewellery entered into the Master Concessionaire Counter Agreement to provide floor space to the CTF Jewellery Group to exhibit and sell jewellery.

NWD is the controlling shareholder of NWDS and hence a connected person of NWDS. NWD is interested in approximately 57% of the issued share capital of NWSH as at the date of this announcement and NWSH being an associate of NWD is also a connected person of NWDS under the Listing Rules. Members of the CTF Jewellery Group are associates of CTF, which in turn is a substantial shareholder of NWD, a controlling shareholder of NWDS. Accordingly, members of the CTF Jewellery Group are also connected persons of NWD and NWDS under the Listing Rules. Therefore, the Continuing Connected Transactions constitute continuing connected transactions of NWDS under Chapter 14A of the Listing Rules. Since NWDS is a subsidiary of NWD and CTF Jewellery is an associate of CTF which is a substantial shareholder of NWD, the transactions contemplated under the Master Concessionaire Counter Agreement also constitute continuing connected transactions of NWD under Chapter 14A of the Listing Rules.

As the relevant percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of each of the Continuing Connected Transactions are more than 2.5%, each of the Continuing Connected Transactions is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules so far as NWDS is concerned. In view of the interests of NWD and CTF in the relevant Continuing Connected Transactions, NWD, CTF and their associates will abstain from voting in respect of the resolutions to be proposed at the EGM to approve the Continuing Connected Transactions, the CCT Agreements and the Annual Caps.

As the Annual Caps in respect of the Master Concessionaire Counter Agreement are more than HK$1,000,000 but the relevant percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Master Concessionaire Counter Agreement are less than 2.5%, the Master Concessionaire Counter Agreement is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under the Listing Rules so far as NWD is concerned.

NWDS will convene the EGM for the purpose of seeking approval from the Independent Shareholders on the Continuing Connected Transactions, the CCT Agreements and the Annual Caps. The Independent Board Committee will be established to consider the terms of the Continuing Connected Transactions, the CCT Agreements and the Annual Caps, and to advise the Independent Shareholders as to whether the Continuing Connected Transactions, the CCT Agreements and the Annual Caps are in the interests of NWDS and the NWDS Shareholders as a whole. An independent financial adviser will be appointed to advise the Independent Board Committee in this regard.

A circular of NWDS containing, amongst others, further information on (i) the Continuing Connected Transactions, the CCT Agreements and the Annual Caps; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders; (iii) a letter of advice from the independent financial adviser to the Independent Board Committee; and (iv) the notice of the EGM will be despatched to the NWDS Shareholders as soon as practicable in accordance with the Listing Rules.

MASTER MANAGEMENT AGREEMENT

Members of the NWDS Group and members of the NWD Group had in the past entered into certain management agreements for the provision of the Management Consultancy Services for certain NWD Stores in accordance with a master management agreement dated 22 June 2007 executed by NWDS and NWD (the "**Old Master Management Agreement**") and one of the management agreements has not expired as at the date of the Master Management Agreement. The NWDS Group and the NWD Group wish to continue the management agreement and may from time to time enter into new management agreements relating to the provision of the Management Consultancy Services by the NWDS Group to the NWD Group. Accordingly, NWDS and NWD agree to terminate the Old Master Management Agreement and enter into the Master Management Agreement. Set out below are the principal terms of the Master Management Agreement:

Date :

22 May 2009

Parties :

NWDS and NWD

Subject matter :

Pursuant to the Master Management Agreement, NWDS agrees to, and to procure its subsidiaries to, provide the Management Consultancy Services to the NWD Group at the request of any member of the NWD Group from time to time during the duration of the Master Management Agreement in accordance with its terms and the terms and conditions of (a) the relevant management agreement entered into between member of the NWD Group and member of the NWDS Group which is still in force and has not expired; or (b) the relevant management agreements to be entered into between members of the NWD Group and members of the NWDS Group from time to time. The terms of and management fees payable under the new management agreements shall be negotiated on a case-by-case basis and in compliance with the applicable laws and regulations, on an arm's length basis, on normal commercial terms and on terms no more favourable than the terms offered by the NWDS Group to independent third parties.

Condition precedent :

The Master Management Agreement is conditional upon the approval by the Independent Shareholders of (i) the Master Management Agreement and the transactions contemplated thereunder; and (ii) the Annual Caps in relation to the Master Management Agreement at an EGM to be held in accordance with the requirements of the Listing Rules.

Duration :

Subject to satisfaction of the condition precedent mentioned above, the Master Management Agreement shall be for a term of three years from 1 July 2009 and the Old Master Management Agreement shall be terminated with effect from 1 July 2009.

Consideration :

The management fee payable by the NWD Group to the NWDS Group shall be determined in accordance with the basis set out in the section titled "Master Management Agreement – Subject matter" above and at the consideration which is no less favourable than such NWD Store shall be managed by independent third parties in the ordinary course of business. The management fee is calculated based on either (a) an agreed percentage of the store's gross sales proceeds and rental income from third party operators, respectively; or (b) a fixed management fee plus an agreed percentage of the store's gross sales proceeds and rental income from third party operators, respectively.

Reasons for and benefits of entering into the Master Management Agreement

It is part of the principal business of the NWDS Group to manage department stores which are owned by third parties. As NWD is the ultimate beneficial owner of the NWD Store, the NWDS Directors believe that the Master Management Agreement will also serve to protect the interests of the NWDS Group and to facilitate possible acquisition by the NWDS Group of the NWD Store at a future date. The entering into of the Master Management Agreement would enable the NWDS Group to regulate the existing and future operational agreements under a common framework agreement.

The NWDS Directors (excluding the independent non-executive NWDS Directors who will provide their views after considering the opinion of the independent financial adviser) consider that the terms of the Master Management Agreement and the Annual Caps in respect thereof have been negotiated on an arm's length basis and on normal commercial terms and the terms thereof are fair and reasonable and are in the interests of the NWDS Group and the NWDS Shareholders as a whole.

MASTER LEASING AGREEMENT

Members of the NWDS Group and members of the NWD Group had in the past entered into certain leasing agreements for leasing various Premises by the NWDS Group from the NWD Group for use as the NWDS Group's office, warehouse, car parks and department stores owned by the NWDS Group in accordance with a master leasing agreement dated 22 June 2007 and a supplemental letter dated 19 March 2008 between NWDS and NWD (collectively, the "**Old Master Leasing Agreement**") and certain of the leasing agreements have not expired as at the date of the Master Leasing Agreement. The NWDS Group and the NWD Group wish to continue the leasing agreements and may from time to time enter into new leasing agreements for leasing various Premises by the NWDS Group from the NWD Group. Accordingly, NWDS and NWD agree to terminate the Old Master Leasing Agreement and enter into the Master Leasing Agreement. Set out below are the principal terms of the Master Leasing Agreement:

Date :

22 May 2009

Parties :

NWDS and NWD

Subject matter :

Pursuant to the Master Leasing Agreement, NWD agrees to, and to procure its subsidiaries to, lease the Premises to the NWDS Group at the request of any member of the NWDS Group from time to time during the duration of the Master Leasing Agreement in accordance with its terms and the terms and conditions of (a) the relevant leasing agreements entered into between members of the NWD Group and members of the NWDS Group which are still in force and have not expired; or (b) the relevant leasing agreements to be entered into between members of the NWDS Group and members of the NWD Group from time to time The terms of and the

consideration payable under the new leasing agreements shall be negotiated on a case-by-case basis and in compliance with the applicable laws and regulations, on an arm's length basis, on normal commercial terms with reference to the prevailing market rental and on terms no less favourable than the terms offered by the NWD Group to independent third parties.

Condition precedent :

The Master Leasing Agreement is conditional upon the approval by the Independent Shareholders of (i) the Master Leasing Agreement and the transactions contemplated thereunder; and (ii) the Annual Caps in relation to the Master Leasing Agreement at an EGM to be held in accordance with the requirements of the Listing Rules.

Duration :

Subject to the satisfaction of the condition precedent mentioned above, the Master Leasing Agreement shall be for a term of three years from 1 July 2009 and the Old Master Leasing Agreement shall be terminated with effect from 1 July 2009.

Consideration :

The consideration (including the rental and management fees) for each of the Premises to be leased by any member of the NWDS Group from the NWD Group shall be determined in accordance with the basis set out in the section titled "Master Leasing Agreement – Subject matter" above and at the price which is no less favourable than if such Premises are leased by the NWD Group to independent third parties in the ordinary course of business.

Reasons for and benefits of entering into the Master Leasing Agreement

Given that the relevant Stores have been operating at their respective Premises (save and except for certain of the Premises which are used as the office and car parks of the NWDS Group) for a number of years and the cost to be incurred and the adverse impact on the operation of the Stores in the event of their relocation will be substantial, the NWDS Directors believe that maintaining the lease agreements with the NWD Group will ensure the NWDS Group's stability in using the relevant Premises. The NWDS Directors further believe that it is in the interests of NWDS to enter into the Master Leasing Agreement so that the NWDS Group may regulate the existing and future leasing agreements with the NWD Group under a common framework agreement.

The NWDS Directors (excluding the independent non-executive NWDS Directors who will provide their views after considering the opinion of the independent financial adviser) consider that the terms of the Master Leasing Agreement and the Annual Caps in respect thereof have been negotiated on an arm's length basis and on normal commercial terms and the terms thereof are fair and reasonable and are in the interests of the NWDS Group and the NWDS Shareholders as a whole.

MASTER CONCESSIONAIRE COUNTER AGREEMENT

Members of the NWDS Group had in the past and is expected from time to time to enter into concessionaire counter agreements and rental agreements with members of the CTF Jewellery Group pursuant to which members of the NWDS Group shall provide floor space in the Stores to the CTF Jewellery Group to exhibit and sell jewellery. The NWDS Group and the CTF Jewellery Group wish to continue the concessionaire counter agreements and may from time to time enter into new concessionaire counter agreements and rental agreements in relation to the provision of floor space at the Stores by members of the NWDS Group to members of the CTF Jewellery Group. Accordingly, NWDS and CTF Jewellery agree to enter into the Master Concessionaire Counter Agreement. Set out below are the principal terms of the Master Concessionaire Counter Agreement.

Date :

22 May 2009

Parties :

NWDS and CTF Jewellery

Subject matter :

Pursuant to the Master Concessionaire Counter Agreement, NWDS agrees to, and to procure its subsidiaries to, provide floor space in the Stores to members of the CTF Jewellery Group from time to time for exhibiting and selling jewellery during the duration of the Master Concessionaire Counter Agreement in accordance with its terms and the terms and conditions of (a) the relevant concessionaire counter agreements entered into between members of the NWDS Group and members of the CTF Jewellery Group which are still in force and have not expired; or (b) the relevant concessionaire counter agreements or rental agreements to be entered into between members of the NWDS Group and members of the CTF Jewellery Group from time to time. The terms of and the consideration payable under the new concessionaire counter agreements and rental agreements shall be negotiated on a case-by-case basis and in compliance with the applicable laws and regulations, on an arm's length basis, on normal commercial terms and on terms no more favourable than the terms offered by the NWDS Group to independent third parties.

Condition precedent :

The Master Concessionaire Counter Agreement is subject to the approval by the Independent Shareholders of (i) the Master Concessionaire Counter Agreement and the transactions contemplated thereunder; and (ii) the Annual Caps in relation to the Master Concessionaire Counter Agreement at an EGM to be held in accordance with the requirements of the Listing Rules.

If the above condition is not fulfilled by 1 July 2009 or such later date as may be agreed by the parties to the Master Concessionaire Counter Agreement, the Master Concessionaire Counter Agreement shall be terminated with immediate effect and none of the parties thereto shall have rights against the other party except in relation to any antecedent breach of the Master Concessionaire Counter Agreement.

Duration :

Subject to the satisfaction of the condition precedent mentioned above, the Master Concessionaire Counter Agreement shall be for a term of three years from 1 July 2009.

Consideration :

For each transaction under the Master Concessionaire Counter Agreement, pursuant to the relevant concessionaire counter agreements and rental agreements, commissions and basic usage costs and rebates are payable by the CTF Jewellery Group to members of the NWDS Group for the use of the floor space in the Stores. Such commissions and rebates are to be calculated by a pre-determined percentage of sales made for each type of the products sold at the concessionaire counters and the gross sales figures of concessionaire counters, while the basic usage costs comprise the general promotional contributions and other fixed charges. The amounts payable under the concessionaire counter agreements and the rental agreements shall be determined in accordance with the basis set out in the section titled "Master Concessionaire Counter Agreement – Subject matter" above.

Reasons for and benefits of entering into the Master Concessionaire Counter Agreement

CTF Jewellery is a well-known jewellery brand in Hong Kong and the PRC. The NWDS Directors believe that including CTF Jewellery as one of the concessionaire counters in the Stores enhances NWDS's brand and product mix and raises the image and profile of the Stores. As NWDS is a subsidiary of NWD, the NWD Directors believe that the NWD Group will also benefit as a result of NWDS entering into the Master Concessionaire Counter Agreement.

Dr. Cheng Kar-shun, Henry and Mr. Cheng Chi-kong, Adrian are common directors of NWD and NWDS. Both the NWD Directors and the NWDS Directors (excluding the independent non-executive NWDS Directors who will provide their views after considering the opinion of the independent financial adviser) consider that the Master Concessionaire Counter Agreement and the Annual Caps in respect thereof have been negotiated on an arm's length basis and on normal commercial terms and the terms thereof are fair and reasonable and are in the interests of both the NWD Group and the NWDS Group and the shareholders of NWD and the NWDS Shareholders as a whole.

MASTER SERVICES AGREEMENT

Members of the NWDS Group and members of the NWSH Group had in the past entered into various services agreements for the provision of the Services by the NWSH Group to the NWDS Group in accordance with a master services agreement dated 11 October 2007 between NWDS and NWSH (the "**Old Master Services Agreement**") and certain of the services agreements have not expired as at the date of the Master Service Agreement. The NWDS Group and the

NWSH Group wish to continue the services agreements and may from time to time enter into new services agreements for the provision of the Services by the NWSH Group to the NWDS Group. Accordingly, NWDS and NWSH agree to terminate the Old Master Services Agreement and enter into the Master Services Agreement. Set out below are the principal terms of the Master Services Agreement:

Date :

22 May 2009

Parties :

NWDS and NWSH

Subject matter :

Pursuant to the Master Services Agreement, NWSH agrees to, and to procure its associates to, provide the Services to the NWDS Group for the Stores at the request of any member of the NWDS Group from time to time during the duration of the Master Services Agreement in accordance with its terms and the terms and conditions of (a) the relevant services agreements entered into between members of the NWSH Group and members of the NWDS Group which are still in force and have not expired; or (b) the relevant services agreements to be entered into between members of the NWSH Group and members of the NWDS Group from time to time. The terms of and service fees payable under the new services agreements shall be negotiated on a case-by-case basis and in compliance with the applicable laws and regulations, on an arm's length basis, on normal commercial terms and on terms no less favourable than the terms offered by the NWSH Group to independent third parties.

Condition precedent :

The Master Services Agreement is conditional upon the approval by the Independent Shareholders of (i) the Master Services Agreement and the transactions contemplated thereunder; and (ii) the Annual Caps in relation to the Services at an EGM to be held in accordance with the requirements of the Listing Rules.

Duration :

Subject to the satisfaction of the condition precedent mentioned above, the Master Services Agreement shall be for a term of three years from 1 July 2009 and the Old Master Services Agreement shall be terminated with effect from 1 July 2009.

Consideration :

The service fees payable by the NWDS Group to the NWSH Group shall be determined in accordance with the basis set out in the section titled "Master Services Agreement – Subject matter" above.

Reasons for and benefits of entering into the Master Services Agreement

The Services are expected to be of a recurrent nature and will occur on a regular and continuing basis in the ordinary and usual course of business of the NWDS Group. The services agreements will be agreed on an arm's length basis and on normal commercial terms. The entering into of the Master Services Agreement would enable the NWDS Group to regulate the provision of the Services by the NWSH Group to the NWDS Group under a common framework agreement.

The NWDS Directors (excluding the independent non-executive NWDS Directors who will provide their views after considering the opinion of the independent financial adviser) consider that the terms of the Master Services Agreement have been negotiated on an arm's length basis and on normal commercial terms and the terms thereof are fair and reasonable and are in the interests of the NWDS Group and the NWDS Shareholders as a whole.

HISTORICAL FIGURES

According to the audited consolidated accounts of the NWDS Group for the two financial years ended 30 June 2008 and the unaudited consolidated management accounts of the NWDS Group for the nine months ended 31 March 2009, the aggregate approximate amounts of the Continuing Connected Transactions are as follows:

	For the financial year ended 30 June 2007	For the financial year ended 30 June 2008	For the nine months ended 31 March 2009
Master Management Agreement	HK$69,526,000	HK$77,082,000	HK$48,163,000 (approximately RMB42,384,000)
Master Leasing Agreement	HK$111,797,000	HK$132,898,000	HK$86,098,000 (approximately RMB75,766,000)
Concessionaire Counter Arrangements	HK$12,375,000	HK$17,905,000	HK$15,073,000 (approximately RMB13,264,000)
Master Services Agreement	HK$22,144,000	HK$79,139,000	HK$29,133,000 (approximately RMB25,637,000)

ANNUAL CAPS

It is expected that the annual consideration payable under each of the Continuing Connected Transactions will not exceed the amount set out below (the "Annual Caps"):

	For the year ending 30 June		
	2010	2011	2012
Master Management Agreement	RMB110,402,000 (approximately HK$125,373,000)	RMB126,962,000 (approximately HK$144,178,000)	RMB146,006,000 (approximately HK$165,805,000)
Master Leasing Agreement	RMB154,479,000 (approximately HK$175,427,000)	RMB224,415,000 (approximately HK$254,847,000)	RMB276,907,000 (approximately HK$314,456,000)
Master Concessionaire Counter Agreement	RMB51,208,000 (approximately HK$58,152,000)	RMB74,734,000 (approximately HK$84,868,000)	RMB107,878,000 (approximately HK$122,507,000)
Master Services Agreement	RMB141,998,000 (approximately HK$161,253,000)	RMB420,164,000 (approximately HK$477,139,000)	RMB413,766,000 (approximately HK$469,874,000)

BASIS FOR THE ANNUAL CAPS

The Annual Caps in respect of the Master Management Agreement have been determined by reference to historical transaction amounts, gross sales proceeds and rental income from third party operators.

The Annual Caps in respect of the Master Leasing Agreement have been determined based on the historical transaction amounts, the terms of the leases and the expected growth in the number of new Stores.

The Annual Caps in respect of the Master Concessionaire Counter Agreement have been determined based on the terms of the existing concessionaire counter agreements, the historical transaction amounts, the expected increase of sales of each of the concessionaire counters and the floor space of the CTF Jewellery Group alongside with the growth of the relevant stores and the number of new concessionaire counters and the floor space for which members of the NWDS Group might enter into new concessionaire counter agreements and rental agreements with members of the CTF Jewellery Group for stores to be opened by the NWDS Group, and the expected increase of sales from the concessionaire counters and the floor space in the Stores at which the CTF Jewellery Group conducts business by means of accepting cash equivalent gift coupons, gift cards and stored value shopping cards of New World China Land Limited and its subsidiaries, which may be presented at the Stores for purchasing goods at such Stores from time to time.

The Annual Caps in respect of the Master Services Agreement have been determined based on the historical transaction amounts and future expansion of the Stores, as it is expected that there will be further extension and renovation to the existing Stores and new Stores will be opened in the coming years.

The NWD Directors (including the independent non-executive NWD Directors) consider that the Annual Caps in respect of the Master Concessionaire Counter Agreement are fair and reasonable and in the interest of NWD and its shareholders as a whole.

The NWDS Directors (excluding the independent non-executive NWDS Directors who will provide their views after considering the opinion of the independent financial adviser) consider that the Annual Caps are fair and reasonable and in the interest of the NWDS Group and the NWDS Shareholders as a whole.

INFORMATION ON THE NWDS GROUP AND THE CONNECTED PERSONS

The NWDS Group is principally engaged in the operation of department stores in the PRC.

The principal activities of the NWD Group include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

To the best knowledge of the NWDS Directors, the CTF Jewellery Group is engaged in selling jewellery.

The principal activities of NWSH and its subsidiaries include: (i) the investment in and/or operation of facilities, contracting, transport and financial services; and (ii) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as container terminals.

LISTING RULES IMPLICATIONS

NWD is the controlling shareholder of NWDS and hence a connected person of NWDS. NWD is interested in approximately 57% of the issued share capital of NWSH as at the date of this announcement and NWSH being an associate of NWD is also a connected person of NWDS under the Listing Rules. Members of the CTF Jewellery Group are associates of CTF, which in turn is a substantial shareholder of NWD, a controlling shareholder of NWDS. Accordingly, members of the CTF Jewellery Group are also connected persons of NWD and NWDS under the Listing Rules. Therefore, the Continuing Connected Transactions constitute continuing connected transactions of NWDS under Chapter 14A of the Listing Rules. Since NWDS is a subsidiary of NWD and CTF Jewellery is an associate of CTF which is a substantial shareholder of NWD, the transactions contemplated under the Master Concessionaire Counter Agreement also constitute continuing connected transactions of NWD under Chapter 14A of the Listing Rules.

As the relevant percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of each of the Continuing Connected Transactions are more than 2.5%, each of the Continuing Connected Transactions is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules so far as NWDS is concerned. In

view of the interests of NWD and CTF in the relevant Continuing Connected Transactions, NWD, CTF and their associates will abstain from voting in respect of the resolutions to be proposed at the EGM to approve the Continuing Connected Transactions, the CCT Agreements and the Annual Caps.

As the Annual Caps in respect of the Master Concessionaire Counter Agreement are more than HK$1,000,000 but the relevant percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Master Concessionaire Counter Agreement are less than 2.5%, the Master Concessionaire Counter Agreement is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under the Listing Rules so far as NWD is concerned.

NWDS will convene the EGM for the purpose of seeking approval from the Independent Shareholders on the Continuing Connected Transactions, the CCT Agreements, and the Annual Caps. The Independent Board Committee will be established to consider the terms of the Continuing Connected Transactions, the CCT Agreements and the Annual Caps, and to advise the Independent Shareholders as to whether the Continuing Connected Transactions, the CCT Agreements and the Annual Caps are in the interests of NWDS and the NWDS Shareholders as a whole. An independent financial adviser will be appointed to advise the Independent Board Committee in this regard.

A circular of NWDS containing, amongst others, further information on (i) the Continuing Connected Transactions, the CCT Agreements and the Annual Caps; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders; (iii) a letter of advice from the independent financial adviser to the Independent Board Committee; and (iv) the notice of the EGM will be despatched to the NWDS Shareholders as soon as practicable in accordance with the Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Annual Caps"	the annual cap amounts in respect of each of the Continuing Connected Transactions for the three financial years ending 30 June 2010, 2011 and 2012, the particulars of which are set out in the section titled "Annual Caps" in this announcement
"associate"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"CCT Agreements"	the Master Management Agreement, the Master Leasing Agreement, the Master Concessionaire Counter Agreement and the Master Services Agreement

"Concessionaire Counter Arrangements"	the arrangements relating to the provision of floor space by members of the NWDS Group to members of the CTF Jewellery Group to exhibit and sell jewellery
"Continuing Connected Transactions"	the transactions contemplated under the Master Management Agreement, the Master Leasing Agreement, the Master Concessionaire Counter Agreement and the Master Services Agreement
"CTF"	Chow Tai Fook Enterprises Limited, a substantial shareholder of NWD, which in turn is a controlling shareholder of NWDS
"CTF Jewellery"	Chow Tai Fook Jewellery Company Limited, an associate of CTF
"CTF Jewellery Group"	CTF Jewellery and its subsidiaries from time to time
"EGM"	an extraordinary general meeting of NWDS to be held to consider and, if thought fit, approve the Continuing Connected Transactions, the CCT Agreements and the Annual Caps
"Group"	NWDS and its subsidiaries from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the NWDS Board comprising the independent non-executive NWDS Directors, namely Mr. Cheong Ying-chew, Henry, Mr. Chan Yiu-tong, Ivan, Mr. Tong Hang-chan, Peter and Mr. Yu Chun-fai, Henry
"Independent Shareholders"	NWDS Shareholders other than NWD, CTF and their respective associates
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange

"Management Consultancy Services"	management services including but not limited to services in respect of the operation, accounting, administration, advertising and promotion, consultancy and financial advice, marketing, human resources management and the licence to use trademarks and any other services in relation to the management of department stores as NWDS and NWD may agree from time to time
"Master Concessionaire Counter Agreement"	the agreement entered into between NWDS and CTF Jewellery dated 22 May 2009 regarding the provision of concessionaire counters and floor space by members of the NWDS Group in the Stores to members of the CTF Jewellery Group to exhibit and sell jewellery from time to time
"Master Leasing Agreement"	the agreement entered into between NWDS and NWD dated 22 May 2009 regarding the leasing of various Premises by the NWDS Group from the NWD Group to be used for the NWDS Group's office, warehouse, car parks and department stores owned by the NWDS Group
"Master Management Agreement"	the agreement entered into between NWDS and NWD dated 22 May 2009 regarding the provision by the NWDS Group to the NWD Group of the Management Consultancy Services for the NWD Store
"Master Services Agreement"	the agreement entered into between NWDS and NWSH dated 22 May 2009 regarding the provision of the Services by NWSH and its subsidiaries for the Stores
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWD Directors"	the directors of NWD
"NWD Group"	NWD and its subsidiaries from time to time
"NWD Store(s)"	department store(s) owned by the NWD Group, which is/are not department store(s) owned by the NWDS Group

"NWDS"	New World Department Store China Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWDS Directors"	the directors of NWDS
"NWDS Group"	NWDS and its subsidiaries from time to time
"NWDS Shareholders"	the holders of the shares of HK$0.10 each in NWDS
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWSH Group"	NWSH and its associates from time to time
"Premises"	premises owned by members of the NWD Group from time to time
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Services"	includes (a) the maintenance services, including routine maintenance check, non-routine maintenance, ad hoc maintenance support; (b) electrical and mechanical services repair including those works of new department stores; (c) electrical and mechanical renovation services including supply and installation of air-conditioning, heating and ventilation systems, fire services systems, plumbing, drainage systems and low voltage system; (d) renovation maintenance including lift repair and maintenance services; (e) electrical and mechanical services design including electrical systems and system design and consultancy; and (f) new department stores electrical and mechanical works including computer aided drafting services, and such other types of services as may be agreed upon from time to time in writing by NWDS and NWSH
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Stores"	the department stores owned by the NWDS Group from time to time

"%"	per cent

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World Department Store China Limited
Wong Kwok-kan, Kenneth
Company Secretary

Hong Kong, 22 May 2009

As at the date of this announcement, the executive NWD Directors are Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian ; the non-executive NWD Directors are Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Liang Cheung-biu, Thomas and Ms. Ki Man-fung, Leonie and the independent non-executive NWD Directors are Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the non-executive NWDS Directors are Dr. Cheng Kar-shun, Henry and Mr. Au Tak-cheong; the executive NWDS Directors are Mr. Cheng Chi-kong, Adrian, Mr. Cheung Fai-yet, Philip, Mr. Lin Tsai-tan, David, Mr. Wong Kwok-kan, Kenneth and Ms. Ngan Man-ying, Lynda; and the independent non-executive NWDS Directors are Mr. Cheong Ying-chew, Henry, Mr. Chan Yiu-tong, Ivan, Mr. Tong Hang-chan, Peter and Mr. Yu Chun-fai, Henry.

In this announcement, RMB has been converted to HK$ at the rate of HK$1.00 = RMB0.88059 for illustration purpose only. No representation is made that any amounts in RMB or HK$ have been, could have been or could be converted at the above rate or at any other rates or at all.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 17)



New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 917)

CONNECTED TRANSACTION

SUPPLEMENTARY CO-OPERATIVE CONTRACT RELATING TO WUHAN XINHAN DEVELOPMENT CO., LTD.

Supplementary Co-operative Contract relating to Wuhan Xinhan

The respective boards of directors of NWD and NWCL announced that on 26 May 2009, K Fai, an indirect wholly-owned subsidiary of NWCL, entered into the Contract with Hankou Fisheries, under which it was agreed that Hankou Fisheries would waive its right to receive its share of future profit from Wuhan Xinhan and surrender the participation right in the management control of Wuhan Xinhan to K Fai for a prepaid distribution of RMB91,800,000 (equivalent to approximately HK$104,318,182) out of the profit of Wuhan Xinhan.

Connected transaction for NWCL

Hankou Fisheries is a connected person of NWCL by virtue of its holding of 30% interest in Wuhan Xinhan. Accordingly, the entering into the Contract constitutes a connected transaction for NWCL under the Listing Rules. As the applicable ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Contract are more than 0.1% but less than 2.5%, the transaction contemplated under the Contract is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

Connected transaction for NWD

As at the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWCL, the entering into the Contract by K Fai also constitutes a connected transaction for NWD under the Listing Rules. As the consideration ratio calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Contract is more than 0.1% but less than 2.5%, the transaction contemplated under the Contract is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

CONTRACT DATED 26 MAY 2009

Parties:

(1) Hankou Fisheries

(2) K Fai, an indirect wholly-owned subsidiary of NWCL

The Contract

Pursuant to the Contract, Hankou Fisheries will waive its right to receive from Wuhan Xinhan its share of future profit and surrender the participation right in the management control of Wuhan Xinhan to K Fai for a prepaid distribution of RMB91,800,000 out of the profit of Wuhan Xinhan and henceforth K Fai will take up all the right and obligation in Wuhan Xinhan and the profit and loss sharing in respect of the development of the remaining phase of the Property Project until the dissolution of Wuhan Xinhan, at that time all fixed assets of Wuhan Xinhan will be distributed to Hankou Fisheries whereas all current assets of Wuhan Xinhan, if any, will be distributed to K Fai.

The articles of Wuhan Xinhan will be revised to incorporate the changes in the co-operative relationship between the parties as provided in the Contract and necessary documents will be submitted to the relevant regulatory authority in the PRC for approval and registration.

Wuhan Xinhan

Wuhan Xinhan is a co-operative joint venture company established under the laws of the PRC owned by K Fai and Hankou Fisheries. K Fai had paid up registered capital of US$16,000,000 to Wuhan Xinhan and Hankou Fisheries had provided land and other facilities for the development of the Property Project at no cost to Wuhan Xinhan which had been recorded at zero value in the books of Wuhan Xinhan. According to the existing articles and co-operative contract of Wuhan Xinhan, K Fai and Hankou Fisheries share the profit and loss of Wuhan Xinhan as to 70% and 30%, respectively.

Wuhan Xinhan is principally engaged in the development of the Property Project located in Tazi Lake, Jiangan District, Wuhan, the PRC, which comprises a number of deluxe villas and apartment towers. Phase I and Phase II of the Property Project have been completed and almost sold out. Phase III with a total gross floor area of 127,826 square metres is now under construction and is expected to be completed by 2011, out of which about 15,000 square metres will be completed in June 2009.

The audited net asset value of Wuhan Xinhan as at 31 December 2008 was HK$371,343,468. The audited net profit before and after taxation and extraordinary item of Wuhan Xinhan for the year ended 30 June 2007 was HK$49,719,297 and HK$37,144,041, respectively and that for the year ended 30 June 2008 was HK$16,618,931 and HK$10,472,318, respectively. The audited accounts of Wuhan Xinhan have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

Consideration and payment

The distribution of RMB91,800,000 to Hankou Fisheries pursuant to the Contract was payable as to RMB20,000,000 upon the signing of the Contract and the balance will be payable within 15 days upon completion of the registration of the Contract and the amended articles of Wuhan Xinhan with the relevant regulatory authority in the PRC.

The consideration was determined by reference to the 30% share of the expected return attributable to Hankou Fisheries arising from the sale of Phase III of the Property Project based on the current average market price of approximately RMB3,300 per square metres of the Property Project.

INFORMATION RELATING TO NWD AND NWCL

The core businesses of NWD and its subsidiaries include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWCL and its subsidiaries are principally engaged in property development, property related investment as well as rental and hotel operation in the PRC.

INFORMATION RELATING TO HANKOU FISHERIES

Hankou Fisheries is principally engaged in wholesale and retail business as well as property development in Wuhan, the PRC.

REASONS FOR THE TRANSACTION

The directors (including the independent non-executive directors) of NWD and NWCL consider that the Contract will enable the group of NWCL to obtain full management control over the Property Project which will enhance the efficiency and effectiveness in the management of the Property Project. In view of the limited supply of land for luxury residential developments in the central city of Wuhan and the desirable natural surroundings provided by Wuhan Tazi Lake for the development of the Property Project, the directors of NWD and NWCL consider that it is in the interest and to benefit of the group of NWCL to enter into the Contract for getting full potential benefit and returns from the Property Project.

The directors (including the independent non-executive directors) of NWD and NWCL consider that the Contract is on normal commercial terms and is fair and reasonable so far as their respective companies and shareholders are concerned and the Contract is in the interest of the respective shareholders of NWD and NWCL as a whole.

CONNECTED TRANSACTION FOR NWCL

Hankou Fisheries is a connected person of NWCL by virtue of its holding of 30% interest in Wuhan Xinhan. Accordingly, the entering into of the Contract constitutes a connected transaction for NWCL under the Listing Rules. As the applicable ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Contract are more than 0.1% but less than 2.5%, the transaction contemplated under the Contract is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

CONNECTED TRANSACTION FOR NWD

As at the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWCL, the entering into of the Contract by K Fai also constitutes a connected transaction for NWD under the Listing Rules. As the consideration ratio calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Contract is more than 0.1% but less than 2.5%, the transaction contemplated under the Contract is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Contract"	A supplementary co-operative contract dated 26 May 2009 entered into between Hankou Fisheries and K Fai relating to Wuhan Xinhan
"Hankou Fisheries"	武漢市國營漢口漁場 (Wuhan State-owned Hankou Fisheries*)
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"K Fai"	K Fai Investments Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of NWCL
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited (Stock Code : 917)

"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited (Stock Code : 17)
"PRC"	the People's Republic of China
"Property Project"	Wuhan Villas de Nice (武漢夢湖香郡) located in Tazi Lake, Jiangan District, Wuhan City, Hubei Province, the PRC
"RMB"	Renminbi, the lawful currency of the PRC
"sq.m."	square metres
"US$"	United States dollars, the lawful currency of the United States of America
"Wuhan Xinhan"	武漢新[illegible]發展有限公司 (Wuhan Xinhan Development Co., Ltd.), a company incorporated in the PRC with limited liability
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 26 May 2009

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely, Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Liang Cheung-biu, Thomas and Ms. Ki Man-fung, Leonie; and (c) four independent non-executive directors, namely, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWCL comprises (a) nine executive directors, namely, Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely, Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

* for identification purposes only

For the purpose of this announcement, the translation of RMB into HK$ is based on the approximate exchange rate of RMB0.88=HK$1.00.

This announcement is published on the websites of NWD (www.nwd.com.hk), NWCL (www.nwcl.com.hk) and The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).